2009 DIAMOND DRILLING PROGRAM

ON THE TAY-LP PROPERTY

Seagull Creek Area,
Watson Lake Mining District,
YUKON TERRITORY, CANADA

NTS 105F-10, 7
61o 36’ N Latitude 132o 42’ W Longitude

Prepared for:

Canarc Resource Corp. 301 - 700 West Pender St., Vancouver, B.C. V6C 1G8 Phone (604) 685-9700 Fax (604) 685-9744	Cap-Ex Ventures Ltd. 408 - 837 West Hasting Street, Suite 408, Vancouver, BC V6C 3N6 Phone 604-684-6264

By:
David St. C. Dunn, P.Geo.
Gibsons, B.C.

James G. Moors, P.Geo.
Vancouver, B.C.

March 30, 2010

List of Tables
Page
Table 1 Claim Status	11
Table 2: Regional Geology Legend	21
Table 3: Stratigraphic Column	23
Table 4: 2009 Diamond Drill Hole Collar Summary	28
Table 5: Significant 2009 Drill Core Assay Intervals	30

List of Figures

Figure 1: Property Location Map	10
Figure 2: Claim Map	13
Figure 3: Compilation Map, Exploration 1984 - 2004	18
Figure 4: Regional Geology	20
Figure 5: 2009 Diamond Drill Hole Plan	29
Figure 6: Cross-Section 7900NW	32
Figure 7: Cross-Section 8000NW	35
Figure 8: Cross-Section 9600NW	38
Figure 9: Cross-Section 9700NW	41
Figure 10: Cross-Section 10400NW	44
Figure 11: Standard Assay Results	47

APPENDICES

APPENDIX I   Laboratory QA/QC Documentation

APPENDIX II   Letter of Consent

APPENDIX III   Estimated Budgets for Recommended Programs

Summary

The Tay-LP project of Canarc Resource Corp. is a gold exploration project, covering an area of approximately 7575 hectares, located in south-central Yukon, approximately 50 km south of the Village of Ross River and 160 kilometres northeast of Whitehorse.  The project comprises 410 contiguous mineral claims. Canarc Resource Corp. is the registered owner of these claims. Option agreements give Canarc the right to earn 100% of the property.  The property is accessible by road during the summer months via the South Canol Road and a 20 km long dirt branch road.

The region surrounding the property is underlain by variably metamorphosed, folded and faulted Paleozoic miogeoclinal rocks of the Pelly-Cassiar Platform.  They range in age from Late Proterozoic to Triassic and include miogeoclinal clastic, carbonate and volcanic rocks. They are considered North American in origin and were deformed during Mesozoic arc continent collision. These rocks have been intruded by mid-Cretaceous intrusions of intermediate composition.

Gold mineralization on the property is hosted by Cambro-Ordovician calcareous phyllite, marble and schist. Mineralization fits the intrusion-related epigenetic gold mineralization model of the "Tintina Gold Belt", based on gold-bismuth-tellurium chemistry, mineralogy, tectonic setting and age of intrusion. Mineralization occurs in structurally controlled veins and in replacement zones which parallel and in some cases cross-cut the dominant foliation. The exploration objective is to define sufficient structurally controlled or skarn style gold mineralization to support a profitable mine.

The 2009 program consisted of 10 drill holes totaling 1868 metres, drilled in 3 target areas. Results confirmed the presence and continuity of gold bearing structures. The total cost of the field program for 2009 was $480,000.

It is recommended that a first phase of work including an airborne geophysical survey with more advanced systems than those utilized in the 1999 survey should be carried out. This survey will better and more accurately define the geology beneath the glacial overburden that covers the most prospective portions of the property.

Ground Max-Min geophysical surveys should also be carried out to extend the known anomalies and test for mineralization on the peripheries of the known intrusive bodies.

This work is estimated to take six weeks to complete at a cost of $252,328.

Following the interpretation of the surveys recommended in Phase 1, a second phase of work consisting of systematic drilling along strike and down dip of current pierce points that returned significant gold content and along the full range of Max-Min and aerially defined geophysical anomalies. This program should consist of at least 2,500 meters of diamond drilling and is estimated to take eight weeks to complete at a cost of $504,000.

1.0 Introduction and Terms of Reference

1.1 Introduction

The Tay-LP project of Canarc Resource Corp. is a gold exploration project, covering an area of approximately 8150 hectares, located in south-central Yukon near the Village of Ross River. The project comprises 413 mineral claims owned by Canarc ResourceCorp.  The Tay-LP area was first staked, following a prospecting discovery in 1984. The property has since been explored intermittently by various companies for intrusion-related gold deposits.  Gold is associated with pyrrhotite-dominant, quartz-sulphide veins and replacement zones hosted by folded Paleozoic metasedimentary rocks.

The 2009 exploration program was carried out between September 9th and September 25th and comprised 1868 metres of diamond drilling. Personnel included: one of the authors, James Moors, P.Geo., V.P. Exploration, Canarc Resource Corp.; Robin S. Tolbert, Project Geologist; Lyle Hansen, Assistant Geologist; and core cutters Robert Smallwood and John Dicks of Atlin.  Diamond drilling was performed by Hy-Tech Diamond Drilling of Smithers, B.C.

A road accessible tent camp located near the centre of the property was the base of operations.

The cost of field work and analysis on the property in 2009 was $480,000.

Reserves or resources have not been calculated for the property.

The primary author was part of the 2003 Prospecting and Geochemical surveying program on the Tay-LP claims (Schmidt, U., 2004).

1.2 Terms of Reference

This report was prepared at the request of Cap-Ex Ventures Ltd. and Bradford Cooke, Chairman and CEO of Canarc Resource Corp. to document the 2009 drill program on the Tay-LP property and to recommend further work on the property, if warranted.

1.3 Sources of Information

Sources of information in the preparation of this report include public and company reports listed in the References section of this report.  Large portions of this report, in particular the sections on Regional Geology and Historical Work are based upon Uwe Schmidts’s earlier Technical Reports and Assessment report submitted prior to 2009. All sources are listed here:

•

Schmidt, U., 2004. 2004 Program of Diamond Drilling and Geophysical Survey on the Tay-LP claims.

•

Schmidt, U., 2004: Program of Prospecting and Geochemical Surveys on the Tay-LP claims

•

Schmidt, U., 2003: 2002 Prospecting, Trenching and Diamond Drilling Report on the Tay-LP Project (SEDAR Project Number 562968)

•

Summary Geological Report on the Tay-LP property by Marvin A. Mitchell, P.Eng.

•

Robin S. Tolbert, Project Geologist and former Vice-President Exploration, Ross River Gold Ltd.,

•

Originals or copies of certificates of analysis pertaining to samples collected on the property.

•

Mining Recorder, Watson Lake Mining District, Yukon

A list of further references is presented in the References section.

1.4 Site Visit

One of the authors, James Moors, directed the most recent exploration program as Vice President, Exploration for Canarc Resource Corp. and visited the site on two occasions in September 2009.  Robin S. Tolbert, B.Sc., independent consultant and former Vice-President Exploration, Ross River Gold Ltd., supervised the 2009 exploration program.

The other author, David Dunn, worked on the Tay-LP property for three weeks during the 2003 Prospecting and Geochemical surveying program on the Tay-LP claims (Schmidt, U., 2004). Both authors have reviewed all of the available information on the property and have based their conclusions and recommendations on the site visits and the review of data.

2.0 Disclaimer

Information relating to claim ownership and mineral tenure was supplied by the company and verified by the Watson Lake Mining District Mining Recorder.  However, the authors did not confirm the locations of any mineral claims in the field.  Information regarding underlying legal agreements and permits was verified by Canarc Resource Corp. in August 2009. The authors have relied on information provided in technical reports by a number of exploration geologists and geophysicists on the exploration history of the property, as noted in the report or listed in the References section of this report.  The authors have no reason to believe that any of the past work was not done in a professional manner to industry standards.

The authors have relied on regional geological mapping carried out by officers of both the Geological Survey of Canada and Yukon Geological Survey as cited in References.

These sources are deemed reliable.

3.0 Property Description and Location

3.1 Location

The Tay-LP property is located in south central Yukon at approximately 61° 33’ north latitude and 132° 40’ west longitude, approximately 50 kilometres to the south-southwest of the Village of Ross River and 160 kilometres to the northeast of Whitehorse (Figure 1).  The property is accessible from the South Canol Road via a four-wheel-drive road that runs along the length of the property.

145° W
140° W
135° W
130° W
125° W
120° W
65° N
60° N
N
S
E
W
0
200 km
Tuktoyaktuk
Inuvik
Rampart House
Old Crow
Fort McPherson
Norman Wells
Forty Mile
Dawson City
Keno City
Mayo
Stewart Crossing
Pelly Crossing
Beaver Creek
Faro
Carmacks
Ross River
Burwash Landing
Tay-LP Property
Haines Junction
Whitehorse
Jakes Corner
Carcross
Teslin
Rancheria
Upper Liard
Lower Post
Skagway
Atlin
Haines
Juneau
Telegraph Creek
Figure 1
Cap Ex Ventures Ltd.
after Moors, J.G., Canarc Resource Corp., 2010
Tay-LP Property
Location Map
Seagull Creek
Watson Lake Mining District
Yukon Territory, Canada
March 2010

3.2 Claim Status

The property covers approximately 8150 hectares and comprises 413 contiguous, unpatented mineral claims, registered in the Watson Lake Mining District, Yukon.  Canarc Resource Corp. is the registered owner of the 413 mineral claims. The property covers Seagull Creek valley over a length of about 20 kilometres and a width of about four kilometres. There has been no legal survey of the claims.

On August 24, 2009, Canarc entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, Canarc can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, Canarc can earn an additional 49%, thereby totaling 100% interest, by paying CAD$850,000 in cash or shares at Canarc’s discretion and spending CAD$600,000 on exploration by the third year. If Canarc does not proceed with the second stage, then a joint venture would be formed.  Canarc shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.

The option agreement is subject to NSR totaling 3% which can be reduced to 1.5% by payments totaling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, Canarc shall pay to the NSR holders annual advance NSR royalty payments totaling CAD$25,000 or that number of common shares of Canarc and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

Claim names and status are presented in table 1:  Expiry dates shown reflect assessment work filed in 2009.

Table 1 Claim Status

Claim Name	Expiry Date
CAM 1-20, 22, 25-35	28/12/2019
CAM 21, 23, 24, 36-40	28/12/2020
CAM 41-76	31/12/2013
GAI 1,3,5,7,8	28/12/2025
GAI 18-21,24-31,32,33	28/12/2023
GAI 2,4,6	28/12/2026
GAI 22-23	28/12/2021
Table 1: Claim Status (continued from previous page))
Claim Name	Expiry Date
GAI 34,36,38,40-48	28/12/2022
GAI 35, 37, 39	28/12/2019
GAI 49-65	28/12/2018
GAI 9-17	28/12/2024
LP 109-112	07/12/2020
LP 11,13,15,16,47	07/12/2027
LP 1-4	07/12/2018
LP 18-20,24,33,35,46,79,165-169	07/12/2025
LP 21,22,41,42,64,78,172,173	07/12/2024
LP 36,37,39,40,48,50-52,54-63,82,84,86,88,90-93	07/12/2022
LP 38,43,53,66-73,75,77,81,83,85,87,89,114	07/12/2023
LP 44	07/12/2031
LP 7-10,12,14,17,23,25,45,49,65,170,171,174,175	07/12/2026
LP 74,76,80,113,115,130-139,153,155,157,159	07/12/2021
RAM 485-487, 497,498,509,510	31/12/2021
RAM 488,499-500,502,511-514,523,525-526,544,545,547,550,620	31/12/2022
RAM 489-492,501,503,504,515,516,527,528,546,548	31/12/2023
RAM 543, 549, 551, 552, 615-617, 621, 622, 692, 694, 696, 698, 700, 702-714	31/12/2018
RAM 618, 619	31/12/2019
RAM521, 522, 554	31/12/2017
TAY 11-15,20	07/12/2025
TAY 1-4	07/12/2022
TAY 16,17	07/12/2026
TAY 18	07/12/2027
TAY 21	07/12/2024
TAY 5,7,9	07/12/2021
TAY 6,8,10,19	07/12/2023
TRY 1, 2, 31-38	31/12/2019
TRY 21, 23-30, 47-60	31/12/2014
TRY 3-8	31/12/2022
TRY 9-20, 22, 39-46	31/12/2018

The 2009 program was carried out under existing environmental permits. These permits are sufficient to carry out the work recommended in this report. The authors know of no impediment to obtaining permits through all stages of exploration through to production. The Yukon has number of mining projects advancing to production. There is a transparent process to permit mines and a long history of mining and mineral exploration activity.  The sole environmental liability on the property involves clean-up of the camp site once work on the property has ceased.

Cap Ex Ventures Ltd.
after Moors, J.G., Canarc Resource Corp., 2010
Tay-LP Property
Claim Map
Seagull Creek
Watson Lake Mining District
Yukon Territory, Canada
UTM NAD 27, Zone 8
March, 2010
0
4 km
N
S
E
W
617000 m
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6829000 m
6827000 m
6825000 m
6823000 m
6821000 m
6819000 m
6817000 m

4.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Tay-LP property is located in the St.Cyr Range of the Pelly Mountains, in south-central Yukon. The property is accessible by road during the summer months via the South Canol Road and a 20 km. long dirt branch road.  The South Canol Road is a well maintained gravel road which can be reached either by traveling southeast from Whitehorse for approximately 130 km. to Johnson’s Crossing along the paved Alaska Highway then approximately 100 km. north-northeast on the South Canol Road to the property access road or north from Whitehorse via the paved Klondike Highway and the partially paved Campbell Highway 344 km to Ross River then approximately 50 km. south-southwest to the property access road.

The climate is northern interior compounded by a relatively high elevation. Much of the annual precipitation of 30 to 50 cm. comes as one to three metres of snow in the winter. Road access allows drilling to be carried out year round but the effective field exploration season is relatively short, from mid May until the end of September.

Basic supplies, fuel and accommodation are available in Ross River. Whitehorse is the territorial capital with a summer population of about 30,000, an international airport with multiple flights daily and all the resources necessary to develop a mineral showing to production.

The property covers an area with moderate topography straddling Seagull Creek and its valley, a one to two kilometer wide relatively flat area and the flanks of the hills on either side. Elevation ranges from 1081 metres on Seagull creek in the south east part of the property to 1950 metres at the peak of the unnamed mountain along the western boundary of the property.

5.0

History

The following exploration history is and excerpt and summary from Montgomery and Stammers, 2000.  A summary compilation map of work to date is provided in Figure 3.

"Most of the exploration activity carried out to date on the combined Tay - LP property has focused on a three kilometre long mineralized trend located along Seagull Creek, extending to the north and south from the Seagull Creek - Tolbert Creek junction. Geophysical anomalies associated with this trend have been investigated.

The original Tay 1 - 21 claims were staked in 1984 by a group of prospectors, Peter Long, Jim Schnare and Ted Bartsch, after discovering rusty float boulders with appreciable gold values located along the Seagull Creek valley. The claims were optioned to Cominco Limited in 1985. The LP and Jef claims were added to the claim group during 1985 to 1987.

 In 1985 Cominco carried out an airborne electromagnetic and magnetometer geophysical survey over 197 line kilometres. This survey was followed by HLEM and magnetic ground geophysical surveys along 30 line kilometres, completed in conjunction with soil geochemistry over a 4.0 kilometre by 1.0 kilometre grid. Five diamond drill holes were completed in 1985, totalling 533 metres. Drilling targeted coincident EM and magnetic anomalies, and mineralization discovered at the Gossan Showing along Tolbert Creek. In addition, one Cat trench was completed and over 200 rock samples were collected, mostly from mineralized float boulders along the Seagull road and from Tolbert Creek.

In 1987 Cominco optioned the property to junior Cinnabar Resources Limited. Under the management of Cominco, 11 diamond drill holes were completed totalling 961 metres. These holes tested EM and magnetic high anomalies, areas of abundant mineralized float boulders in till, and areas where limestone formed part of the stratigraphic package.

In 1988 junior explorer Pacific Comox Resources Limited took on management and exploration of the property. Pacific Comox completed six diamond drill holes totaling 947 metres, as well as excavation of two Cat trenches and completion of 9.5 line kilometres of IP and 19 line kilometres of magnetometer and VLF. Petrographic analysis was preformed on 15 samples.

In 1991 Pacific Comox contracted a Dighem airborne magnetic and VLF-EM survey over an area much larger than the Cominco surveys. This survey was followed by additional ground magnetometer, VLF and GENIE SE-88 EM surveys to define targets. This was followed by 12 RC drill holes totalling 941.7 metres.

In 1994 a second RC drill program was conducted by Pacific Comox consisting of 30 holes totalling approximately 412 metres. Most of these drill holes were drilled only to the depth of overburden, averaging a depth of less than 15 metres. Limited Cat trenching  was also conducted during this program. The writer conducted this exploration program on the property.

In 1997 Pacific Comox relinquished management and interest in the TAY - LP property and control reverted back to Cominco. Cominco relinquished their interest in the property in April to Mr. Robin Tolbert.  Mr. Tolbert is a member of the partnership of Long and Associates which is held equally amongst the original three prospectors and himself. Mr. Tolbert also acts as an agent for the group. The partnership entered into an agreement on June 14, 1999 with Ross River Gold Limited, a privately held Vancouver company, in which Mr. Tolbert was a principle.

 In 1999 Ross River Gold completed a selective leach soil sampling survey over parts of the original Cominco grid. In early 2000 the Gai 1 - 65 and Cam 1 - 40 mineral claims were staked at the western and southern property boundaries of the property.

In 1999 Newmont Exploration of Canada Limited entered into an agreement with Ross River Gold to option the TAY, JEF and LP claims. During the 2000 field season Ross River Gold gained management and control of the RAM claims, which lie contiguously north of the Tay- LP property. Newmont entered into an agreement with Ross River to have these claims included in the Newmont option. The 69 RAM claims, which now make up part of the TAY - LP property, formed part of a much larger block of 758 claims staked in 1984 and 1985. Work completed in 1985 on the Ram property, by Regional Resources Limited, included line cutting, grid geochemical surveys, geological mapping, prospecting and minor hand trenching.

In 1987, additional soil sampling and ground geophysical surveys, as well as rock sampling were carried out by Fairfield Minerals Limited.

During 1988 Fairfield Minerals and Equity Silver Mines Limited carried out diamond drilling and additional soil sampling. Thirty-one BQ drill holes were completed on the Ram property, totaling 3723 metres. Fifteen of these holes tested the claims, included in the Newmont land package.

Elsewhere in the area, during 1987 Canamax Resources Inc. was working on its Pass Peak property, located immediately to the west of the Ram and Tay - LP properties. This claim block area encompassed the Tolbert Creek soil anomaly, which was outlined during the 2000 Newmont program. Work on the Pass Peak property by Canamax included an airborne VLFEM and magnetometer survey over an approximate 6 x 5 kilometre area, covering from Tolbert Creek in the south and from Seagull Creek in the east."

The subsequent years were outlined in the report: “Schmidt, U., 2004. 2004 Program of Diamond Drilling and Geophysical Survey”

“Exploration by Newmont in 2000 included 1133 line kilometres of airborne electromagnetic and magnetic geophysical surveys, geological mapping, soil geochemical sampling, rock sampling and prospecting, and 31 auger overburden drill samples.

In 2001, Newmont’s exploration program including line cutting, geological mapping, rock sampling, approximately 6.0 kilometres of magnetometer and Max Min II electromagnetic surveys and 1213 metres of diamond drilling in eleven holes.

In 2002, Ross River Gold Ltd. conducted a program of prospecting, trenching, sampling and diamond drilling.  The diamond drill program targeted seven areas of the property with 11 NQ holes, totaling 914 metres. Four target areas are located on the Tay-LP property and three are located on the optioned Ram claims.

In 2003, Ross River Gold Ltd. conducted a program of prospecting, mapping, stream sediment, soil and water geochemical sampling. Exploration targets were previously under-explored areas of the property, with an emphasis on the southern end of the property, where the possible source of mineralized float could lie.  Two test surveys were carried out along the overburden covered Seagull Creek valley. A hydrogeochemical survey of groundwater seeps was carried out along the length of the property and one soil line was sampled and analyzed by “Regoleach” selective leach geochemistry.  Total program expenditures on the claims for 2003, were approximately $75,000.

The 2004 exploration program included, 16.5 km of line cutting, ground magnetometer and VLF EM survey, 1002 metres of diamond drilling in 9 holes and 3.4 line-km of pH and conductivity survey in soils.”

The 2009 exploration program carried out between September 9th and September 25th and comprised 1868 metres of diamond drilling. It is described in greater details in sections 9 through 14.

616000 m
618000 m
620000 m
622000 m
624000 m
626000 m
628000 m
630000 m
6836000 m
6834000 m
6832000 m
6830000 m
6828000 m
6826000 m
6824000 m
6822000 m
6820000 m
6818000 m
N
0
2 km
Property Geology
Stratigraphy
fp
KQm
ICPl
ICPs
ICP
ICmp
ICm
Lines
Contact (observed)
Contact-inferred
Fault-Regional
Fault-Thrust
Fault-inferred
Cominco Grid
Lines
Drill Collars, 84 - 04
Points : Year
1985
1987
1988
1991
1994
2001
2002
2004
Geophysics
Intrusion (inferred)
Airborne EM Conductor
Max-Min Conductor
Figure 3
Cap Ex Ventures Ltd.
after Moors, J.G., Canarc Resource Corp., 2010
Tay-LP Property
Compilation Map
Exploration 1984-2004
UTM: NAD27 Zone 8
February 2010

6.0 Geological Setting

6.1 Regional Geology

The regional geology was mapped at 1:250,000 scale by Tempelman-Kluit and published by the Geological Survey of Canada as Open File 486 in 1977.  A more detailed study of the geology of the area was carried out by Abbott and published by the Yukon government in 1986.  Schmidt (2004) summarized the geology, primarily based on Abbott (1986) and is provided below.  The most current geology provided by the Yukon Geological Survey is presented in Figure 4 and Table 2.

The region surrounding the property is underlain by weakly metamorphosed, folded and faulted, Paleozoic miogeoclinal rocks of the Pelly-Cassiar Platform.  They range in age from Late Proterozoic to Triassic and include miogeoclinal clastic, carbonate and volcanic rocks.  They are considered North American in origin and were deformed during Mesozoic arc-continent collision and mid-Cretaceous intrusions of intermediate composition (Tempelman-Kluit, 1979).

The property lies within the western portion of a 45 km long and 15 km wide region of the Pelly Mountains, named the Ketza-Seagull district by Abbott (1986).  This district coincides with a prominent structural feature, named the Ketza-Seagull Arch by Abbott.  This arch is a window through a regional thrust sheet (Porcupine-Seagull thrust) and exposes strata of the Cloutier Thrust sheet. The origin of the Ketza-Seagull Arch and the associated Seagull and Ketza uplifts is attributed by Abbott, in whole or in part, to one or more Cretaceous intrusions.  The Tay-LP property is situated on the eastern flank of the Seagull Uplift.

Figure 4
Legend
Tay-LP
Property Boundary
Roads
Type
Primary Highway
Secondary Highway
Road
Resource Road/Trail
Historical Road
Unknown Road
Ferry
Cap Ex Ventures Ltd.
after Moors, J.G., Canarc Resource Corp., 2010
Tay-LP Property
Regional Geology
Source: Yukon Geological Survey
February, 2010
UTM: NAD 27
Ross River
N
0
20 km
470000 m
480000 m
490000 m
500000 m
510000 m
520000 m
840000 m
830000 m
820000 m
810000 m
800000 m
790000 m
780000 m
770000 m
760000 m
750000 m
CDS
CPA
ITR
DMN
DMEC
SDA
ODRC
COK
TrJC
ICR
PCI
mKC
mKS
MyP
Q
TQS

Table 2: Regional Geology Legend

QUATERNARY

Q	QUATERNARY	unconsolidated glacial, glaciofluvial and glaciolacustrine deposits; fluviatile silt, sand, and gravel, and local volcanic ash, in part with cover of soil and organic deposits

MID-CRETACEOUS

mKC	CASSIAR SUITE	medium to coarse grained, equigranular to porphyritic rocks of largely felsic (q) composition; includes minor (?) amounts questionably of more intermediate composition (g)

UPPER TRIASSIC

TrJC	JONES LAKE - CASSIAR	calcareous siltstone and shale, commonly finely cross laminated; dark grey and buff weathering, recessive, thin bedded locally bioclastic limestone and interbedded sandy or silty limestone

UPPER DEVONIAN TO LOWER MISSISSIPPIAN

DMEC	EARN - CASSIAR

consists upwards of dark clastic rocks (1) capped by tuffaceous chert (2) and felsic volcanic rocks (3), the chert and volcanics in part laterally equivalent; intrusive equivalents of the volcanics are the Pelly Mountains Suite

MISSISSIPPIAN

MyP	PELLY MOUNTAINS SUITE

resistant, massive, medium to fine grained equigranular syenite; magmatic hornblende replaced by actinolite, but K-feldspar is fresh perthite; gradational to trachyte; intrusive equivalents to felsic volcanics of the Earn assemblage

MIDDLE SILURIAN TO MIDDLE DEVONIAN

SDA	ASKIN	platy dolomitic siltstone (1) overlain by dolostone and orthoquartzite (2) with rare volcanics (3)

CAMBRIAN TO DEVONIAN OR YOUNGER

ODRC	ROAD RIVER - CASSIAR	fine grained, graphitic clastics of dominantly Ordovician and Silurian age (1), but in places including Upper Silurian and Devonian equivalents (2)

UPPER CAMBRIAN AND LOWER ORDOVICIAN

COK	KECHIKA	basinal fine grained calcareous pelitic strata (1) with locally intercalated mafic volcanics (2)

UPPER PROTEROZOIC TO LOWER CAMBRIAN

PCI	INGENIKA

consists upwards of coarse quartzose clastics overlain by fine clastics (1), a marble horizon (2), and fine clastic strata (3); laterally equivalent similar fine clastics (4) are mostly (?) correlative to the upper part of this succession

LOWER CAMBRIAN

lCR	ROSELLA

resistant, thick bedded to massive, limestone and argillaceous limestone; local archaeocyathid buildups, trilobite fragments, oolites, and pisolites; pisolitic massive dolomite and limestone; marble, calc-silicate, calcareous phyllite and minor schist (Rosella)

6.2 Property Geology

Canarc Resource Corp. has yet to carry out a mapping program on the Tay-LP Property.  Schmidt (2004) summarized mapping efforts to date, and this is provided below.

“Previous mapping on the property has been limited by lack of exposure.  The central grid area was mapped by Cominco geologists (Patterson, 1985).  The northern half of the property was mapped by Newmont Exploration of Canada Limited, (Montgomery and Stammers, 2000). Additional mapping was carried out in 2002 by Ross River Gold (Schmidt, 2004).  Mapping in 2003 conforms to the stratigraphic column of Montgomery and Stammers” (see Table 3).

“The northwest-trending Seagull Creek fault is a major structural break, running east and parallel to Seagull Creek. The fault juxtaposes Cambro-Ordovician calcareous phyllite, marble and schist to the west against Devono-Mississippian dark pelitic and volcanic rocks to the east. This fault was mapped as a thrust fault by Tempelman-Kluit (1977) but reinterpreted as a normal or strike slip fault by Abbott (l986).

Early Cambrian (?) rocks on the west side of the Seagull fault comprise gently folded, pale gray to beige coloured, calcareous phyllite, non-calcareous phyllite and marble.  Primary bedding is obscured by one or more penetrative foliations which dip gently to the east on the east side of Seagull Creek and dip gently westerly on the west side of Seagull Creek.  Low amplitude folds with metre scale wave lengths are also evident.

Evidence of intrusion, which supports Abbott’s theory of the Seagull Uplift formation, occurs in the vicinity of Tolbert Creek, near the centre of the property.  A small, medium to coarse grained biotite quartz monzonite (Kqm) plug or sill? crops out on the ridge in the west-central area of the property. The limits of this intrusion are uncertain because of extensive talus deposits, but based on geophysical evidence, a larger intrusive body is inferred at depth. Intrusive rocks also occur along Seagull Creek where dykes and sills of aplite and megacrystic quartz monzonite crop out near the Gossan showing and have been intersected in numerous drill-holes.

Calcareous lithologies dominate in the central area of the property. Metamorphic grade and contact metamorphism, as indicated by calc-silicate bands in schist, are only seen in the central area of the property (diamond drill hole TLP-02-04 and TLP-04-04). The limits of calc-silicate and skarn alteration were extended northward in 2004 by drill hole TLP-04-04. This increase in intensity of calc-silicate and skarn alteration is further evidence of an underlying intrusion.”

The 2009 diamond drilling program further confirmed the association of mineralization with Max-Min EM anomalies from a 1988 survey.  The drilling defined steeply westerly dipping vein structures and extended the length of known mineralization structures to approximately 1800 metres.  The location and characterization of mineralization within this area was hampered by earlier exploration programs drilling holes at orientations parallel to the veins.

Table 3: Stratigraphic Column

(after Montgomery and Stammers 2000)

Cretaceous

 (Kqm) Biotite Quartz Monzonite – Granite: medium grained, equigranular, light orange to light greenish grey colour; fresh to moderately sericite, +/- chlorite +/- quartz (veins) +/- iron oxide altered; quartz veins locally common with strong sericite – silica envelopes +/- pyrite + arsenopyrite.

 (skn) Skarn: age unknown; dark to light green and black, massive magnetite, pyrite, chlorite, amphibole, silica, calcite, wollastonite (?), pyroxene.

Upper Devonian - Mississippian

(Mt) Meta-volcanic tuff: rusty weathering, light green to grey colour, fine grained, siliceous, pyritic; 1 - 5% fine grained disseminated pyrite, locally quartz crystals, “sericite schist”.
 (My) Syenite: medium to fine grained, dark orange brown colour, moderately to strongly magnetic, blocky weathering.
(uDMs) Slate: black to dark grey colour, weakly phyllitic, weakly iron oxide stained, minor interbedded light grey to greenish metasiltstone or ash tuff (?).

Silurian - Devonian

(SDd) Dolostone: tan to grey weathering, medium to light grey colour, weak fizz with HCL on scratched surface.
 (SDq) Quartzite: rusty and grey weathering, medium grey colour, faintly banded, with local bluish “quartz eyes”.

Upper Cambrian – Ordovician
 (uCp) Phyllite: dark to medium grey to black or greenish grey colour, non-graphitic or graphitic, non-calcareous or calcareous, quartz lenses, some shale, metasiltstone (?), marble.

Lower Cambrian
(lCm) Marble: light grey to black and tan weathering, medium to light grey colour, weakly banded, typically <10 metres to 50 metres thick beds, interbedded with phyllite
(lCs) phyllite and quartz – muscovite - chlorite – biotite schist: greenish grey, greybrown and grey colour, calcareous or non-calcareous, predominantly phyllitic texture grades to schist.

6.3 Structure

Schmidt (2004) summarized the structural geology of the property.  This is provided below.  Broader interpretations concur with Yukon Geological Survey studies and more detailed observations and interpretation were supported by similar observations from Canarc’s drilling program. (Section 10: Diamond Drilling).

“Cambro-Ordovician metasediments of the Cloutier Thrust sheet are weakly metamorphosed, isoclinaly folded and typically have northwesterly-trending and gently westerly and easterly dipping foliations. Large scale isoclinal folds, observed south of Tolbert Creek, verge to the east. Isoclinal folding at smaller scales in outcrop and in drill core, parallel the large scale isoclinal folds and the dominant, gently westerly dipping, foliation. Metamorphic fabrics may be related to the Mesozoic regional thrust faulting event.

The northwest-trending Seagull Creek fault is a major structural break, running east and parallel to Seagull Creek. The fault juxtaposes Cambro-Ordovician calcareous phyllite, marble and schist to the west against Devono-Mississippian dark pelitic and volcanic rocks to the east. This fault was mapped as a thrust fault by Tempelman-Kluit (1977) but reinterpreted as a normal or strike slip fault by Abbott (l986).

Drilling in 2004 defined a mineralized vein structure in the Camp Zone with a strike direction of 015° az. and dipping west at 56°. The second vein structure in Target II are has a 165° strike direction with a 50° dip to the west. Small scale mineralized fractures in core parallel these directions. These vein structures may result from dilation along conjugate fractures resulting from north-south directed stresses.”

7.0 Deposit Types

Mineralization on the Tay-LP property has strong affinities with intrusion-related epigenetic gold mineralization typical of the "Tintina Gold Belt”.

The Yukon Geological Survey has summarised this belt as being characterised by “a wide variety of gold deposit styles formed in response to Mesozoic and Cenozoic metamorphic, plutonic and volcanic events associated with the formation of the northern Canadian Cordilleran orogen. Intrusion related gold ores are mainly related to far-inboard post-orogenic, reduced mid-Cretaceous intrusions. These occurrences comprise the Tombstone Gold Belt as well as other gold districts in Yukon.”

Similarities to other gold systems within the belt include: gold-bismuth-tellurium chemistry, mineralogy, tectonic setting and age of intrusion.  These deposits are pyrrhotite rich, with lesser pyrite and chalcopyrite in association with quartz and carbonate. On the Tay-LP Property this style of mineralization occurs within discordant veins and sulphide-quartz breccias and along planes of foliation.

Manto-style mineralization similar to mineralization at the nearby Ketza River deposit has only been found as float on the Tay-LP.  This style of mineralization consists of pyrrhotite, pyrite +/-, arsenopyrite, siderite, galena and sphalerite (Cathro, 1988). Calc-silicate alteration observed in drill holes suggests an environment favourable for the occurrence of skarn deposits.

8.0 Mineralization

Schmidt (2004) provided a comprehensive description of mineralization occurring on the Tay-LP Property. Observations by Canarc geologists support all aspects of this description.  It is provided below.

“Mineralization occurs in structurally controlled veins and in replacement zones which parallel and in some cases cross-cut the dominant foliation.  Vein mineralization has been outlined in steeply west-dipping quartz, tourmaline veins with pyrrhotite-dominant sulphides and minor pyrite and chalcopyrite. Disseminated, replacement-style mineralization is also predominantly pyrrhotite with minor pyrite and chalcopyrite.  Sulphide concentrations vary from 2% to greater than 50% sulphides. Higher concentrations tend to have brecciated textures, with lithic fragments hosted in a sulphide matrix.  The 2004 drilling program defined the trend of vein mineralization in two drill targets but the limits of these structures, based on geophysical evidence, have not been delineated by drilling.

Vein mineralization is structurally controlled with variable concentrations of quartz, associated with tourmaline, non-magnetic and magnetic pyrrhotite, pyrite/marcasite, minor chalcopyrite and rare bismuthinite, tellurides, arsenopyrite and galena. Elevated gold values are closely associated with elevated geochemical concentrations of bismuth and tellurium.  Veins occur in variably silicified, calcareous to non-calcareous host rocks.  Non-calcareous rocks may be the products of alteration by decalcification and silicification. This is apparent in some drill holes because the non-calcareous sections of core envelope the veins in predominantly calcareous sequences. Tourmaline, secondary biotite (phlogopite?) and disseminated, foliation-parallel sulphides form selvages adjacent to the veins. Sulphide concentrations in veins vary from trace to massive. Sulphides frequently cross-cut the quartz in anastomosing veinlets.  These veinlets have orientations which parallel minor veinlets and fractures in the host rock.  Massive sulphide sections commonly contain lithic and quartz fragments.  Lithic fragments are generally strongly altered to sericite. Phyllite host rocks show ubiquitous sericitic alteration and variable finely disseminated secondary biotite.

Disseminated to thinly banded, pyrrhotite-dominant suphides commonly occur parallel to foliation. This style of mineralization preferentially replaces phyllites.  Evidence for replacement has been observed in drill core and in bedrock.  Cross-cutting feeder veins are found in drill core and higher concentrations of sulphides occur near abrupt changes in foliation angles. This has been observed in outcrop where mineralization is concentrated in dilated foliation planes, associated with fold hinges. Replacement mineralization also occurs in massive sections.  Higher concentrations grade from thinly laminated massive sulphides to breccias with lithic fragments supported in a sulphide matrix.  Silicification, secondary biotite and sericite alteration accompany this style of mineralization.  Steeply dipping, cross-cutting massive sulphide breccias have also been observed in core.”

9.0 Exploration

Ten diamond drill holes, totaling 1868 metres, were drilled on the Tay-LP property in 2009. Drilling was carried out in three target areas. The primary purpose of the drilling was to increase the extent of known zones of mineralization both along strike and down dip.  Zone orientation was predicted from interpretation from past drilling results augmented by a Max-Min EM survey carried out in 1988.

9.1 Summary of Work

The 2009 program by Canarc Resource Corp.targeted three areas with diamond drilling.  Summary collar information for these holes is provided in Table 4 and they are plotted in Figure 5.  Significant intersections are provided in Table 5

The first four holes; TLP-09-01 through TLP-09-04 evaluated the down-dip potential on sections 7900NW and 8000NW where previous shallow drilling (<75m) had returned the following intersections:

Hole	Au (gpt)	length (m)
91-24	3.60	24.30
88-19	2.3	6.0
01-10	2.90	11.47
04-04	3.00	11.00
04-05	1.97	10.10
91-30	2.1	9.15

North of the first target by 1600 metres, the second area drilled has been described by previous workers as “The Camp Zone”.  Centred on section 9600NW, holes TLP-09-05 through TLP-09-08 evaluated the down-dip and strike potential of the zone defined by the following previous intersections:

Hole	Au (gpt)	length (m)
85-1	1.00	30.00
02-07	1.34	31.81
04-01	1.33	19.60

The northernmost area drilled centred on section 10400 NW and attempted to better define a mineralized zone intersected by westward oriented drill holes from programs in 1987 and 2001.  Holes TLP-09-09 and TLP-09-10 were spaced 50 metres apart along the line of section and drilled in a more eastern orientation to better investigate the area.

All drill holes were logged in detail. Logs include geotechnical, lithology, structure and mineralization.  Mineralization was sampled on the basis of concentration, style and lithological boundaries. All samples were obtained by cutting the core in half with a diamond saw.  One half of the core was sent for analysis and one half is stored in core boxes at the field camp.  Summary drill logs and analytical data are appended to this report.  Drill sections are presented in Section 10.0.

10.0 Drilling

Drill hole collar locations are provided in Table 4 and depicted in Figure 5. Drill holes were logged in detail in the field and are summarized in the sub-sections following. Section views of drill holes with assay information are provided within the sub-sections following.

A summary of significant mineralization encountered in the 2009 drill-program is provided in Table 5.

Table 4: 2009 Diamond Drill Hole Collar Summary

Hole	Claim	Easting	Northing	Elevation	Azimuth	Dip	Length
TAY09-01		624831	6826791	1125	62	-52	197
TAY09-02		624831	6826791	1125	62	-72	195
TAY09-03		624809	6826766	1118	63	-51	219
TAY09-04		624769	6826800	1118	63	-72	240
TAY09-05		624769	6826800	1122	63	-55	171
TAY09-06		625430	6825133	1122	63	-74	151
TAY09-07		625430	6825133	1126	34	-55	148
TAY09-08		625310	6825186	1126	12	-72	159
TAY09-09		625310	6825186	1128	63	-55	217
TAY09-10		624514	6827464	1128	63	-50	171
						Total	1868

624500 m
625000 m
625500 m
626000 m
6827500 m
6827000 m
6826500 m
6826000 m
6825500 m
6825000 m
N
0
400 m
TAY 5
TAY 6
TAY 7
TAY 8
TAY 10
TAY 14
TAY 16
TAY 19
TAY 20
TAY 21
LP 22
LP 21
LP 20
LP 19
LP 171
LP 170
LP 169
LP 168
LP 167
LP 166
LP 35
LP 33
LP 18
LP 17
LP 16
LP 15
LP 14
LP 13
LP 12
LP 11
LP 9
GAI 9
AI 16
TLP-09-09,10
TLP-09-07,08
TLP-09-05,06
TLP-09-03,04
TLP-09-01,02
Sxn: 10400NW
Sxn: 9700NW
Sxn: 9600NW
Sxn: 8000NW
Sxn: 7900NW
Drill Collars, 84 - 04
Points : Year
1985
1987
1988
1991
1994
2001
2002
2004
Max-Min Conductor

Figure 5

Cap Ex Ventures Ltd.

after Moors, J.G., Canarc Resource Corp., 2010

Tay-LP Property
Yukon Territory
Diamond Drill Collar Plan 2009

UTM NAD27 Zone 8 March, 2010

Table 5: Significant 2009 Drill Core Assay Intervals

Hole Number	From (m)	To (m)	Length (m)	Gold (gpt)
TLP-09-01	91.2	120.4	29.2	0.71
incl.	93.0	94.0	1.0	9.14
and	109.0	119.0	10.0	0.81
incl.	115.1	119.0	3.9	1.69
TLP-09-02	90.7	98.0	7.3	0.99
incl.	92.1	93.0	0.9	4.84
TLP-09-03	158.4	171.0	12.6	0.81
incl.	158.4	159.4	1.0	4.12
and	174.7	185.7	11.0	0.63
TLP-09-04	148.0	176.2	28.2	0.73
incl.	167.0	176.2	9.2	1.48
TLP-09-05	32.0	52.0	20.0	0.50
incl.	44.0	46.0	2.0	2.13
and	86.9	95.9	9.0	1.15
TLP-09-06	84.7	101.0	16.3	0.90
incl.	86.8	88.15	1.35	4.05
TLP-09-07	101.4	113.3	11.9	0.45
incl.	101.4	102.0	0.6	2.09
TLP-09-08	122.85	124.9	2.05	2.30
incl.	123.8	124.9	1.1	3.80
TLP-09-09	91.65	94.1	2.45	2.03
incl.	91.65	93.0	1.35	3.50
TLP-09-10	105.15	110.0	4.85	3.14
incl.	105.15	107.15	2.00	6.51
and	123.0	147.0	24.0	0.52
incl.	132.55	133.0	0.45	5.24

10.1 Section 7900NW

TLP-09-01:

This hole was drilled from September 11th to September 13th, 2009 to test the continuity of mineralization between and down dip of holes TLP-0408 and TLP-0110. It was collared at 625398 m East and 6825157 m at an orientation of 064.0° / -59.4°. It was drilled to a final target depth of 197.1 m.  The hole steepened by 7.4° and drifted to the right by 3° over the length of the hole.

Bedrock was encountered at 7.6 m depth and the hole was comprised predominantly of banded medium- to dark- grey calcareous-phyllites and minor light-grey marble bands and with minor non-reactive (HCl) phyllites to the end of the hole. Moderate biotite- and/or chlorite- alteration occurs from 72 m to 140 m and is strongest between 75 m and 87 m, above the mineralized zone (see below).

The mineralized zone occurs from 91.2 m to 120.4 m as: minor Po +/- Py replacement (< 1%); much more intense sulfide replacement from 116.2 m to 119 m (20% sulfides); quartz/sulfide veinlets; a larger quartz-sulfide; and massive sulfide veins of 2 cm to 1.5m. The best grades within this zone are associated with a 20 cm massive sulfide vein at 93.0 m and the strong sulfide replacement at 116.2 m to 119 m. Non-magnetic Po and Py represents a higher proportion of the total sulfides in both these zones. The mineralized zone is generally quite broken-up and often gougey, likely representing a fault zone.

TLP-09-02:

This hole was drilled from September 15th to September 16th, 2009 and was designed to test the continuity of mineralization between holes TLP-0408 and TLP-0110 and down-dip of hole TPL0901. This hole was collared on the same pad as hole TLP-09-01 with a steeper orientation of 062° / -72°. It was terminated at a target depth of 195 m. This hole steepened by 4.2° and drifted to the right by 7.9° over the length of the hole.

Bedrock was encountered at 6.1 m depth and encountered medium- to dark-grey to green banded calcareous-phyllites with lesser light-grey marble over most of its length. Less significant non-reactive phyllites are present and are associated with sulfide mineralization in this hole.  One larger zone of marble is present from the top of the hole to 16.8 m. Moderate to strong (10% – 50%) pervasive chlorite-alteration provides a for green colour and is present throughout the phyllites. Biotite-alteration is pervasive and weak from about 73 m to 105 and also halos to quartz +/- sulfide veining. One zone of stronger biotite-alteration occurs at 51.6 m to 53 m where the drill core is quite broken-up and re-healed. Many faults and broken up core are present from the top of the hole to a depth of about 50 m and again from 125 m to 130 m.

Significant visual Po-Py sulfide mineralization is present from 84.15 m to 107.5 m with lesser replacement to 151.9 m. Sampling identified 0.99 gpt Au from 90.7 m to 98.0 m, including 4.84 gpt over 0.9 m starting at 92.1m as the best interval.  A smaller mineralized zone occurs from 145.8 m to 151.9 m where Au content is between 0.12 gpt and 0.63 gpt. All other visually mineralized zone are small and associated with Po-replacement, sulfide-bearing veinlets and small veins. They all contain anomalous Au, but generally less than 0.05 gpt. The best interval (90.7 m to 93.0 m) is associated with quartz-sulfide massive-sulfide veining.  Non-magnetic Po is associated with Au in the upper zone, but not in the smaller lower zone. In contrast to hole TLP-09-01, faulting is minor within the mineralized zone here but present higher in the hole, and perhaps is the same fault.

1100m
1000m
91-31
91-24
7.3 m
0.99 gpt Au
29.2 m
0.71 gpt Au
TLP-04-08
TLP-02-01
TLP-09-01
TLP-09-02
50 metres

Figure 6

Cap Ex Ventures Ltd.

after Moors, J.G., Canarc Resource Corp., 2010

Tay-LP Property, YT

Section 7900NW
Looking Northwest
Au (ppb)

10.2 Section 8000NW

TLP-09-03:

This hole was planned to test the continuity of the mineralization 40 metres distant and down-dip of significant intersections in previous holes TLP-02-02, TLP-04-04, TLP-04-05, 91-28, 91-29 and TLP-04-06. This hole was collared at 625321 m East and 6825219 m North, about 100 m NW of holes TLP-09-01 and TLP-09-02. It was drilled to a target depth of 219 m from September 17th to 18th, 2009. This hole was oriented at 063° / -51° and steepened by 6.8° and drifted to the right by 9.1° to the end of the hole.

Bedrock was encountered at 11.2 m depth and was followed by medium to dark-grey to green calcareous-phyllites with light-grey bands of marble, generally less than 50 cm thick. Lesser non-reactive phyllites are also present and some may be related to alteration.  Pervasive moderate to strong chlorite-alteration (10% to 50% of core) is present throughout the phyllite in this hole. Pervasive and vein-associated weak biotite-alteration is present from 125 m to 141 m, 173.6 m to 174.7 m and from 186 m to 219 m. Au is associated with visible sulfide mineralization and, to a lesser extent, silicification (see below). A strong zone of faulting is present from 99.5 m to 105.5 m.

A broad zone of mineralization occurs from 152.55 m to 185.7 m (0.564 gpt) and includes a higher grade zone (2.42 gpt from 158.4 m to 161.2 m) that is associated with a mix of massive sulfide (po-py) veining, quartz-sulfide veining and massive sulfide replacement. The broader, lower-grade portion is characterized by weak to moderate sulfide-replacement (Po-Py) and small 1 mm to 2 cm quartz +/- sulfide veinlets every 10 cm to 25 cm. The veinlets usually contain biotite and are mantled by replacement-sulfide halos. A few other minor massive sulfide and/or quartz-sulfide veins are present and some are associated with elevated Au values. Trace Cpy is present throughout the zone. There also appears to be a correlation of Au with the proximity to silicification, though it is crude. A smaller Au mineralized zone occurs at 144 m to 148 m (0.38 gpt) and is associated with sulfide replacement and sulfide-bearing veinlets (2% to 7% sulfides, most non-magnetic Po).

TLP-09-04:

The purpose of this hole was to test the continuity of the mineralization down dip of hole TLP-09-03 which intersected significant mineralized veining. It was collared on the same drilling pad as TLP-09-03 at a steeper orientation of 063° / -72° and drilled to a target depth of 240 m from September 19th to 21st, 2009. This hole steepened slightly by 2.4° and drifted significantly to the right by 16.8°, but this did not greatly impact the objective.

Bedrock was encountered at 6.9 m depth followed predominantly by medium to dark- green calcareous-phyllites with light-grey bands of marble up to 1.5 m thick, but generally less than 50 cm thick. Lesser non-reactive phyllites are also present and confined to areas of alteration and/or sulfide mineralization. Weak to moderate (5% to 50% core volume) pervasive chlorite-alteration is present throughout the entire length of this hole. Trace patchy biotite-alteration mantling quartz-sulfide veins begins at 83.3 m depth and continues to 138.0 m where it becomes more pervasive and generally 10% to 35% of the core by volume. The moderate to strong biotite-alteration continues to 176.2 m and becomes patchy (trace to 7%) to the end of the hole, predominantly occuring as halos to quartz-sulfide veins. The stronger biotite-alteration is coincident with increased quartz/carbonate/sulfide veining and non-reactive phyllites (possibly the result of alteration). Silicification is patchy (trace to 15% with small zones up to 25%) between 80.9 m and 148.6 m then increases significantly, along with quartz/carbonate veining, to between 15% and 35% to a depth of 192.5 m, then only in trace amounts to the end of the hole. Faulting is present from 53.5 m to 55 m and also the final 3 m of the hole.

Gold mineralization occurs as a broad low-grade zone much like in hole TLP-09-03. Here it occurs from 148.0 m to 192.5 m with the highest grades within strongly sulfide-replaced and silicified phyllites between 167 m and 176.2 m (1.48 gpt over 9.2 m). The majority of this zone is characterized by weak to moderate Po-Py replacement and quartz-sulfide veining. There is a 1.5 m thick brecciated quartz-sulfide vein at 185.2 m containing approximately 0.76 gpt. There is a zone of sulfide replacement and massive-sulfide veining between 136.5 m and 138.0 m, but surprisingly there is only weakly anomalous Au present. Non-magnetic Po comprises the majority of the Po here. No other significant Au-mineralization is present in this hole.

91-30
TLP-04-04,05
TLP-01-10
TLP-02-02
88-19
11.5 m
2.90 gpt Au
11.0 m
3.0 gpt Au
10.1 m
2.0 gpt Au
9.15 m
2.1 gpt Au
12.6 m
0.81 gpt Au
28.2 m
0.73 gpt Au
TLP-09-03
TLP-09-04
50 metres
Figure 7

Cap Ex Ventures Ltd.

after Moors, J.G., Canarc Resource Corp., 2010

Tay-LP Property, YT

Section 8000NW
Looking Northwest
Au (ppb)

10.3 Section 9600NW

TLP-09-05:

The purpose of this hole was to test the down-dip potential of mineralization intersected in hole TLP-04-02. It was collared at 62855 m East and 6826782 m North at an orientation of 063° / -55° and drilled to a total target depth of 171 m between September 21st and 23rd, 2009. The hole steepened by 3° and drifted to the right by 9.8° over the length of the hole, but this did not significantly affect the outcome of the hole.

Bedrock was encountered at 5.4 m depth was followed primarily by dark-brown biotite-dominant calc-silicate altered banded phyllites/schists with light-grey marble bands that are rarely over a metre thick. The pervasive biotite-alteration in the phyllites/schists is generally moderate to strong (10% to 80% of the phyllitic rock) throughout the entire hole. Weak to moderate pervasive silicification is present from top to bottom of the hole (generally estimated at 2% to 15%). Green calc-silicate minerals (determined petrographically from a sample in hole TLP-09-08) is a mix of calcite, epidote, actinolitic amphibole, plagioclase and Kspar. Calc-silicate alteration is weak to moderate throughout this hole (generally 5% to 20%), patchy and weak (less than 10%) down to 103.75 m, and increasing to between 20% and 40% to the end of the hole. Tourmaline and texturally destructive plagioclase (and biotite) alteration mantles quartz-sulfide and sulfide veinlets throughout the entire hole and generally comprise less than 3% of the total core with the exception of 28.1m to 62.9 m where there is an increase in sulfide replacement, plagioclase (14%) and  tourmaline (4%). Chlorite is spotty and associated with quartz-carbonate veining. There is a gougey zone, indicating faulting, between 122.6 m and 129.2 m.

The upper 86.9 m of this hole contains significant Po-Py replacement and small veinlets throughout with generally 1% to 10% sulfides total and anomalous Au detected (approaching 1 gpt in areas of more intense replacement and/or veining). A more impressive zone between 44 m and 46 m is 2.13 gpt and associated with some larger quartz-sulfide veining. Between 86.9 m and 103.55 m is a zone of intense quartz, quartz-sulfide, sulfide veining, and Po-Py replacement. A felsic dyke displaying interesting textures cuts through the higher grade zone. Total sulfides in this zone are 7% to 60% of the core and quartz-veining is 12% to 80%.

The main Au-mineralized zone is 1.15 gpt Au between 89.6 m and 95.85 m and includes the upper portion of the intense veining. The lower portion of the veining contains a significant amount of barren quartz and contains much lower Au grades. Non-magnetic Po comprises about 2/3 of the total sulfides in the main mineralized zone and cpy is trace throughout the hole.

The felsic dyke is pegmatic textured, light and displays what is interpreted as UST (Unidirectional Solidification Texture), a texture interpreted to represent the transition of fluids from magmatic to hydrothermal conditions. Blocky feldspars in the dyke are up to 5 cm. and contain strong exsolution texture. There are white micas up to 1 cm. present in the dyke. The dyke itself is weakly anomalous (0.012 gpt Au), but interestingly, is cutting the core where the highest grades of Au exist. Sulfide mineralization below 103 m is trace to 0.5% and generally is associated with quartz/sulfide veins.

TLP-09-06:

This drill hole was designed to test the continuity of mineralization down-dip of holes TLP-04-02 and TLP-09-05. This hole was drilled off the same pad as TLP-09-05 and oriented at 063° / -74° to a target depth of 151 m. It was drilled between September 24th and 25th, 2009. The hole steepened by 2.5° and drifted to the right by 4.9° during drilling, but did not affect the intended outcome.

Bedrock was intersected at 7.8 m depth. The rest of the hole comprises mostly of dark-brown biotite-dominant calc-silicate altered banded phyllites/schists with light-grey marble bands rarely over a metre thick. The bottom 3 m is a prograde skarn (garnet + pyroxene) with a small overprinting retrograde component of chlorite. A strongly chlorite-altered light-green-grey dioritic dyke is present at 22.9 m to 26.8 m. Weak to strong pervasive biotite-alteration (generally 10% to 50%) and an overprinting weak to moderate pervasive chlorite-alteration (generally 5% to 20%) is present throughout the hole. Patchy weak silicification is present (0% to 20%) and is present to 84.7 m depth before jumping to between 10% and 42% to 108.8 m depth. There is no silicification seen from 108.8 m to the end of the hole. The jump in silicification coincides with a large jump in quartz-carbonate and massive-sulfide veining. A light-grey to cream porphytitic to pegmatic felsic dyke is present from 92.25 m to 95.2 m, within the zone of intense veining. The upper part of the hole is generally quite broken up with numerous gouge zones to a depth of about 73 m.

Mineralization in this hole is similar to that in TLP-09-05, though the veining is less intense. The upper 84.7 m contains weak Po-Py replacement and small veinlets throughout, generally trace to 1% total sulfides and contains anomalous Au. The Au-mineralized zone in this hole is between 84.7 m and 101 m (0.9 gpt Au) and coincident with a zone of intense quartz-carbonate and massive-sulfide veining, sulfide replacement.

Like hole TLP-09-05, the mineralized zone contains a porphyritic to pegmatitic light-grey felsic dyke. The dyke is from 92.25 m to 95.2 m and contains a 20 cm xenolith of sulfide-replaced schist. The dyke itself appears barren of Au, however it is interesting that the highest Au values are proximal to the dyke, like in TLP-09-05. Like in hole TLP-09-05, this dyke displays UST (unidirectional solidification texture). Mineralization in between dykes/veins is replacement style and generally 5% to 15% sulfide.  The highest grade of 4.05 gpt occurs between 86.8 m and 88.15 m and is coincident with a quartz-sulfide vein and Po-Py replacement. A second, but smaller zone occurs at 108.8 m to 114.0 m (0.32 gpt) and is similar to the above with respect to veining and contains a small pegmatitic felsic dyke. From 108.8 m to 109.2 m is massive Po and grades 1.3 gpt Au. The rest of the hole contains trace to 10% total sulfides, but is only anomalous in Au. Non-magnetic Po is never above 10% of the total sulfides.

1100m
1000m
10.5 m
3.96 gpt Au
16.3 m
0.90 gpt Au
9.0 m
1.15 gpt Au
TLP-04-02
TLP-09-06
TLP-09-05
50 metres
Figure 8

Cap Ex Ventures Ltd.

after Moors, J.G., Canarc Resource Corp., 2010

Tay-LP Property, YT

Section 9600NW
Looking Northwest
Au (ppb)

10.4 Section 9700NW

TLP-09-07:

This hole was drilled to test the continuity of mineralization 50 m northwest along strike from hole TLP-04-01 and 85-1. The hole was collared at 624855 m East and 6826874 m North and drilled to a final depth of 148 m from September 25th to 27th, 2009. Bedrock was intersected at a depth of 7.3 m. The hole was oriented at 034° / -55°. This drilling pad had to be located further to the southwest than was optimal because of swampy ground. For this reason, the azimuth is not the optimal 063° needed to intersect the mineralization at the best possible angle. The hole steepened by 4.4° and drifted to the right by 3.9° over the length of the hole, but did not affect the desired outcome.

Bedrock was encountered at 7.3 m depth. The rocks intersected in this hole are predominantly dark-brown biotite-dominant calc-silicate altered banded schists with light-grey marble bands rarely over a metre thick. Biotite-ateration is pervasive in the phyllites (now schists) and moderate to strong (mostly 20% to 60% of the rock) through most of the hole. Petrographic analysis indicates calc-silicate alteration (from a sample in hole TLP-09-08) to be a mix of calcite, epidote, actinolitic amphibole, plagioclase and Kspar. The calc-silicate alteration is weak to moderate throughout this hole (generally 5% to 20%). Quartz +/- sulfide veinlets 0.5 mm to 1 cm (with occasional larger veins), generally spaced 3 to 5 per metre, are present throughout the entire length of the hole.  Alteration halos, 3 to 5 times the vein widths, “bleed” off the veinlets and are, from the vein outwards, tourmaline, texturally destructive plagioclase and biotite + sulfides. Quartz-carbonate veining is generally only 0.1% to 1 % of the core. The only area with any substantial veining is between 110.8 m and 131.3 m but is patchy and only averages about 10% to 15% of the core. Silicification is associated with the veining and is 5% to 15% of the core in the area of veining. There are no zones of significant faulting seen in the core.

Visually the most mineralized zone is between 110.3m and 131.3 m. It is also the area with the most veining and silicification. However, Au grades are spotty and the stronger veined zone only contains slightly elevated Au with respect to outside of this zone. The best intercepts are associated with veins such as 101.4 m to 102 m (containing a 40% massive Po, 2.09 gpt Au), and between 112.5 m and 133.3 m (brecciated quartz-sulfide vein, 1.53 gpt). All other sampling from this hole yielded Au < 1 gpt and generally < 0.1 gpt.

TLP-09-08A:

This hole was designed to test the continuity of mineralization 50 m northwest along strike from TLP-04-01 and 85-1 and below TLP-09-07. This hole was collared off the same drilling pad as TLP-09-07. It was drilled between September 22nd and 23rd, 2009 at an orientation of 012° / -72° to a target depth of 159 m. The hole steepened by 5° and drifted to the left by 2.7° over the length of the hole. This hole was the second attempt here because of unacceptable deviation of the hole in the first hole upon entering the bedrock.

This hole encountered bedrock at a depth of 6.9 m and intersected dark-grey-green to dark-brown biotite-dominant calc-silicate altered banded schists with light-grey marble bands generally 1 to 10 cm thick. Pervasive biotite-alteration is generally 10% to 60% of the rock and affecting the phyllite (now schist) portion of the rock. Greenish calc-silicate alteration is generally 10% to 20% of the rock. Quartz +/- sulfide veinlets 0.5 mm to 1 cm (with occasional larger veins), generally spaced 3 to 5 per metre, are present throughout the hole and contain alteration halos of 3 to 5 times the vein widths mantling the veins. The halos are, from the vein outwards, tourmaline, cloudy texturally destructive plagioclase and biotite + sulfides. Quartz veining is confined to a zone between 114.7 m and 131.0 m, but is generally only about 10% to 15% of the core with the exception of 122.85 m to 124.9 m where a large quartz-sulfide veins cuts the core. There are no zones of significant faulting seen.

Visually, the most mineralized zone corresponds to the area of increased quartz veining primarily between 119.5 m and 137.55 m. Mineralization styles are quartz-sulfide veins and sulfide replacement of phyllites/schists. Best Au-mineralized zones are between 56.6 m and 57.55 m (1.83 gpt Au), an area of strong Po-replacement; 122.85 m to 124.9 m (2.29 gpt Au), where there is intense quartz-sulfide veining; and between 135 m and 137 m (0.64 gpt Au), another area of strong Po replacement. The veined area including the best intercept contains about 0.3 % Cpy.

85-02
85-01
1100m
1000m
30 m
1.0 gpt
19.6 m
1.3 gpt Au
14.1 m
2.8 gpt
11.9 m
0.45 gpt Au
TLP-04-01
TLP-09-07
TLP-02-07
TLP-09-08
Figure 9

Cap Ex Ventures Ltd.

after Moors, J.G., Canarc Resource Corp., 2010

Tay-LP Property, YT

Section 9700NW
Looking Northwest
Au (ppb)

10.5 Section 10400NW

TLP-09-09:

The purpose of this hole was to test the western side of a Max-Min anomaly at depth on the same rough section as 87-13, 87-14 and TLP-01-04. It was collared at 624495.5 m East and 6827422.5 m North and drilled between September 23rd and 24th, 2009. It was drilled to a total target depth of 217 m at an orientation of 063° / -55°. It steepened by 10.5° and drifted to the right by 17° over the length of the hole, which is substantial, but did not greatly affect the outcome of the hole.

The hole intersected bedrock at a depth of 11.5 m. The rest of the hole is dominated by a mix of cm-scale banded medium-grey to dark-brown biotite-altered mix of phyllites/schists and marble. Weak patchy calc-silicate is also present. Phyllites are generally calcareous, but there is a fair component that is non-reactive to HCl. There are 2 – 4 cross-cutting quartz-sulfide, sulfide, tourmaline-sulfide veinlets per metre throughout the length of the hole. Alteration halos mantling the veinlets are comprised of tourmaline, cloudy texturally-destructive plagioclase, biotite and Po (not necessarily all are present). There are a number of areas of strong quartz +/- sulfide +/- tourmaline veining, with veins up to 1 m thick, down this hole. These include: 91.2 m – 95.2 m, 100.6 m – 109.7 m, 156 m – 162 m, and 205.1 m to 208.5 m. These all contain elevated Au (see below). Weak silicification is associated with the upper-most of these. There is no significant faulting visible in the core.

Trace to weak mineralization is present throughout most of the hole as quartz-sulfide veinlets mentioned in the previous paragraph where total sulfides are generally 0.5% to 1%. The areas of significant visual mineralization are coincident with the areas of increased veining, also mentioned above. The best of these zones are 91.65 m to 94.1 m (4.98 gpt Au) and between 100.6 m and 102.0 m (1.98 gpt Au) where there is quartz-sulfide-tourmaline veining. The upper of the two contains 50% tourmaline in the core. Less important zones of elevated Au are coincident with minor veining.

TLP-09-10:

This hole was drilled to test the same Max-Min anomaly at TLP-09-09 and was targeted about 50 m up-dip. It was collared at 624538.5 m East and 6827443 m North and drilled to 171 m depth between September 30th and October 1st, 2009. It was oriented at 063° / -50°, steepening by 4.7° and drifting quite a bit to the right (10.8°). The deviation in the hole did not effect the investigation of the target area.

Like hole TLP-09-09, this hole intersected a mix of cm-scale banded medium-grey to dark-brown biotite-altered phyllites/schists and marble. Calc-silicate alteration is only in trace amounts for the first 88 m of the whole, but increases to 5% - 15% to a depth of 133 m, then to 20% - 30% to the end of the hole. Calc-silicate minerals, determined through petrographic analysis, are a mix of calcite, epidote, actinolitic amphibole, plagioclase, and Kspar. Biotite-alteration is pervasive and increases with depth; generally 5% - 15% to a depth of 78 m, then 20% - 40 % to 125 m depth, then 40% - 60% to the end of the hole. There are 2 – 4 cross-cutting quartz-sulfide, sulfide, tourmaline-sulfide veinlets per metre in this hole and display alteration halos, mantling the veinlets. The halos are tourmaline, texturally-destructive plagioclase, biotite and Po (not necessarily all are present). There are a number of areas of strong quartz +/- sulfide +/- tourmaline veining, with veins up to 1 m thick, in this hole. These include: 32.3 m – 33.4 m, 45.7 m – 48.7 m, 53.4 m – 72.4 m, 103.05 m – 110 m, and 116.1 m - 149.9 m. The veined zones are associated with elevated Au (see below). There are no zones of significant faulting visible in this hole.

Visible sulfide mineralization is occurs between 63 m and 72.4 m, between 103.05 m and 110 m and from 120 m to 149.9 m. These intervals overlap with the veining mentioned in the previous paragraph. Replacement sulfide is a significant portion of the total sulfide in this hole. The best Au assay intervals are:  105.15 m to 110 m (3.14 m) and a broad zone from between 123 m and 147 m. Both zones overlap with the visual mineralization and the veining highlighted above.

1100m
1000m
87-13
87-14
4.85m
3.14 gpt Au
TLP-01-04
24.0 m
0.52 gpt Au
TLP-09-10
TLP-09-09
50 metres

Figure 10

Cap Ex Ventures Ltd.

after Moors, J.G., Canarc Resource Corp., 2010

Tay-LP Property, YT

Section 10400NW

Looking Northwest

Au (ppm)

11.0 Sampling Method and Approach

Drill core was brought to base camp by the drilling contractor during daily shift changes. Logging preparation included cleaning the core where necessary, and rotating the core to a consistent foliation angle.  Detailed core logs were made of lithology and alteration, mineralization, structure and geotechnical information.  Sample intervals were laid out and recorded on the mineralization log.  Sample intervals were marked and laid out by Robin Tolbert and Lyle Hansen.  Tags were stapled to core boxes to identify each interval.

Drill core samples were selected on the basis of mineralization.  Core was split with a diamond saw, parallel to the steepest foliation angle to core axis.  Core splitting was done either under the supervision of Robin Tolbert or Lyle Hansen.  One half of the core was returned to the core box for further reference and the other half was bagged for analysis.  The diamond core saw was washed and cuttings were removed at the end of each sample interval, to prevent cross contamination.  Every effort was made to preserve a consistent core direction in the retained core in order to preserve structural information for future interpretation.  Core from the 2009 program is stored at the base camp.

12.0 Sample Preparation, Analyses and Security

Longer sample intervals were chosen in areas with long intervals of low concentrations of disseminated mineralization. Shorter sample intervals often occurred in narrow, well mineralized sections.  Irregular sample lengths resulted from sample breaks occurring at lithological boundaries or mineralized intervals.  Split sections of drill core were double bagged in heavy plastic sample bags, packed into rice bags and sealed for shipment.  Sample bags were labeled on the outside and waterproof labels were also placed inside the sample bags.  No other identification was associated with the drill core. Samples were transported by pickup truck to Whitehorse for shipment via a commercial trucking company to ALS Global Laboratory’s preparatory facility in Prince Rupert.

The core logging and sampling facility was located at the base camp, on the property.  This area is remote and difficult to access.  Only the drilling contractor’s employees and company personnel had access to the core.

Sample analyses and assays were carried out by ALS Global Laboratory Ltd. of Vancouver. Samples were analyzed for 33 elements, including gold, by Inductively-Coupled Plasma Emission Spectrometry (ICP/AES). Gold values greater than 0.5 gpt Au were re-analyzed by fire assay with Gravimetric Finish.

Core recoveries were routinely measured and recorded on drill logs.  Core recovery was good to excellent and therefore does not have a significant effect upon resultant interval assays.

13.0 Data Verification

Quality control procedures include inserting; 2 analytical standards supplied by WCM Minerals Ltd.; PM1110 and PM1119, as well as limestone blank, and a duplicate sample once every 36 samples.

Results from the standards and blanks are depicted in Figure 11.

A total of 14 blanks were submitted and all assayed below the detection limit of 0.005 gpt Au except for two that assayed 0.006 gpt and one that assayed 0.022 gpt Au.  All 3 anomalous samples were preceded in the sequence by samples with detectable gold. Insufficient cleansing of crushing and pulverising equipment between samples is the probable cause of these small inaccuracies.

Six results from standard PM1110 fall outside the acceptable range of two standard deviations and undervalued the expected content by 5-10%.

The quality of analysis is interpreted to be sufficiently accurate for this phase of exploration and cannot be viewed as misleading.  More advanced stages of deposit evaluation will require greater precision however.

ALS Global Laboratories also performed internal Quality Assurance and Quality Control checks within each batch and these results are provided in Appendix I.

Figure 11: Standard Assay Results

14.0 Adjacent Properties

All properties adjacent or proximal to the Tay-LP property are prospects or drilled prospects that have seen virtually no significant exploration over the last decade.

The exception to this is the Ketza River Property located 12 km due west of Tay-LP that is currently owned by Yukon Nevada Gold Corp where gold mineralization in manto replacement deposits is hosted along permissive horizons within Lower Cambrian limestone.  An operating mine from April 1988 until September 1989, it produced a total of 100,066 ounces of gold.  Measured and indicated resources, current to 2007 and in compliance with NI 43-101, are quoted as 4,081,000 tonnes containing 646,400 ounces of gold.  The most recent significant work performed on the property was in 2008 when 223 holes were drilled totalling 30,151 metres

15.0 Mineral Processing and Metallurgical Testing

The company has carried out no mineral processing or metallurgical testing on mineralization from the Tay-LP property.

16.0 Mineral Resource and Mineral Reserve Estimates

The company has not outlined any economic reserves or resources at this time.

17.0 Other Relevant Data and Information

The authors know of no other relevant data or information not included or referenced in this report.

18.0 Interpretation and Conclusions

Gold mineralization on the Tay-LP property is associated with quartz-sulphide veins, sulphide vein breccias and sulphide replacement of host rocks.  The quartz-sulphide veins and vein breccias have shown a predictable orientation along moderate westerly-dipping structures outlined by the Max-Min Geophysical Survey performed in 1988.  At the northern end of this survey area, a strike of 015˚ az. and a dip of 56˚ to the west is defined by 13 drill holes.  At the southern end of this anomaly 3 drill holes have determined a strike 165˚ az, and 50˚ dip to the west for the vein structure.

Replacement mineralization ranges from finely disseminated sulphides along foliation planes to thinly laminated, massive sulphide replacement.  More massive replacement mineralization often grades into breccia textures. Foliation parallel and foliation discordant sulphide breccias have been observed in core. The lower concentrations of disseminated, foliation-parallel mineralization often occurs in vein selvages.

The 2009 drill program further extended the quartz-sulphide veins and vein breccias along strike and down-dip from existing drill-defined zones.

Consistent intersections of appreciable gold mineralization along the length of the Geophysical Max-Min anomalies defined by the 1988 survey show that these areas merit further investigation.  When combined with drilling results from 2004, this 2009 drilling program confirms the conclusion that previous holes drilled in a westerly direction were not properly oriented to investigate the west-dipping zones. Although the 2009 drilling did not intersect ore grade mineralization it did demonstrate the continuity of the zone and that the zone is increasing in width down dip. Further drilling down dip is justified as grades should improve closer to the intrusive.

Large sections of Max-Min anomalies remain untested and merit drilling.

Further aerial geophysical surveys should be flown to test the southern part of the property where thick overburden hampers surface geochemical and geophysical surveys.

Drilling of anomalies developed in the recommended Max-Min and aerial geophysical surveys shoud be tested by diamond drilling.

19.0 Recommendations

Textures observed within dykes intersected by this program suggest an intimate relationship with an intrusive event.  The coarse grained biotite quartz monzonite (Kqm) plug composing the peak to the immediate west of the drilled area is the likely source for mineralizing fluids, however this can only be confirmed with age dating of outcrops from the peak and of the dykes observed in core.  These analyses are recommended.

While structurally controlled zones have been outlined fairly successfully with ground Max-Min geophysical surveys and diamond drilling, they do not represent the only attractive target on the property.  Broad zones of gold mineralization proximal to the margins of the aforementioned intrusions may exist under thick glacial cover to the west of the veining defined below Seagull Creek on sections 7900NW and 10400NW, as well as the smaller intrusive center interpreted beneath the marshy area mantling Seagull Creek two kilometres to the south of section 7900NW.

These other target areas can be evaluated in more detail with a deep penetrating aerial Electro-Magnetic based geophysical survey, such as the VTEM system.  Significant advances in survey technology, global positioning systems, and data processing methods developed since the most recent airborne survey in 1999 provide a cost effective tool to better assess areas of the property obscured by thick glacial overburden.  Issues with datum control between the 1991 and 1999 surveys, suggested by a greater than 200metre offset, preclude their suitability for subsequent drill targeting.  It is recommended that the aerial survey should be performed at a 200 metre spacing across the entire property, and if feasible, a 100 m spacing from section 5500NW to section 11300NW.

Max-Min surveys should be carried out over anomalies seen in the aerial geophysical survey to ground truth these anomalies. These programs are estimated to take eight weeks to complete and cost $252,328.

Further drilling is recommended along the length of the 1988 Max-Min geophysical anomaly.  This should be approached in a systematic fashion with 50 to 100m step-outs from previously drilled mineralization. Drilling of anomalies developed in the aerial and ground geophysical programs should be carried out. A minimum of 2,500 metres of  drilling is recommended. This work is estimated to take eight weeks to complete and cost $504,000.

Respectfully submitted,

David St.Clair Dunn, P.Geo.                                                         James G. Moors, P.Geo.

20.0 References

Abbott,J.G., 1986. Epigenetic mineral deposits of the Ketza-Seagull district, Yukon; in Yukon Geology, Vol. 1, Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, p. 56-66

Allen, D.G., MacQuarrie, D.R. and Stephen, J.C., 1989. Diamond Drilling , Geophysical and Trenching Report on the Tay-LP Claims ; Pacific Comox Resources Ltd.

Bond, J.D., Kennedy, K.E., 2005. Late Wisconsinan McConnell ice-flow and sediment distribution patterns in the Pelly Mountains, Yukon. In: Yukon Exploration and Geology 2004, D.S. Emond, L.L. Lewis and G.D. Bradshaw (eds.), Yukon Geological Survey

Cathro,M.S., 1988. Gold and silver, lead deposits of the Ketza River District, Yukon: Preliminary results of fieldwork; in Yukon Geology, Vol.2; Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, p. 8-25

Hylands,J.J., 1989. 1988 Summary Report of Exploration on the Ram Property, Vol. I

Kennedy, K.E., Bond, J.D., 2004. Evidence for a late-McConnell readvance of the Cassiar Lobe in Seagull Creek, Pelly Mountains, central Yukon. In: Yukon Exploration and Geology 2003, D.S. Emond and L.L. Lewis (eds.), Yukon Geological Survey, p. 121-128

Montgomery,A.T., Stammers, M.A., 2000. 2000 Summary Report on the Tay-LP Project, Volume I

Mitchel, M.A., 2001. Summary Geological Report on the Tay-LP Property(SEDAR Project Number375090)

Pezzot, E.T., 2002. Geophysical Report on Airborne Magnetic and Electromagnetic  Surveys on the Tay-LP Project for Ross River Gold Ltd., S.J.V. Consultants Ltd.

Schmidt, U., 2003. 2002 Prospecting, Trenching and Diamond Drilling Report on the Tay-LP Project (SEDAR Project Number 562968)

Schmidt, U., 2004. 2003 Program of Prospecting and Geochemical Surveys on the Tay-LP Claims, Seagull Creek Area, Watson Lake Mining District, Yukon Territory, Assessment Report, Watson Lake MD

Schmidt, U., 2004. 2003 Program of Prospecting and Geochemical Surveys on the Tay-LP Claims, Seagull Creek Area, Watson Lake Mining District, Yukon Territory, (SEDAR Project Number 661615)

Schmidt, U., 2004. 2004 Program of Diamond Drilling and Geophysical Survey on the Tay-LP Property, Seagull Creek Area, Yukon Territory,

Smee, B., 2003. Theory behind the use of soil pH measurements as an inexpensive guide to buried mineralization, with examples., Explore, Number 118, Jan, 2003

Stephen, J.C., 2000, Report on the Tay, LP and Jeff Quartz Claims, Watson Lake Mining Division, Yukon Territory, for Ross River Gold Ltd.

Tempelman-Kluit,D.J., 1977. Geology of Quiet Lake and Finlayson Lake map areas, Yukon Territory (105F and G) Geol. Surv. Can. Open File 486

Tempelman-Kluit,D.J., 1979. Transported ophiolite, cataclastic, and granodiorite in Yukon: evidence of arc-continent collision; Geol. Surv. Can. Paper 79-14

Tolbert,R.S., 2001. Tay-LP Gold Property, Executive Summary,  Ross River Gold Ltd. internal report

White, R., Mach, L., 2008. NI 43-101 Technical Report,Yukon-Nevada Gold Corp., Ketza River Project,Yukon Territory, Canada

21.0 Statements of Qualifications

I, David St. Clair Dunn, Professional Geoscientist, with a business address of 1154 Marine Drive, Gibsons, B.C., Canada, certify that:

1. I am a graduate of the University of British Columbia, Vancouver, B.C. and hold a degree of Bachelor of Science in Geology.

2. I have practiced my profession as a prospector and geologist for 40 years.

3. I am registered as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Reg. # 18,479). I am a Fellow of the Geological Association of Canada and of the Association of Applied Geochemist’s, a member of the Canadian Institute of Mining, Metallurgy and Petroleum, the Education Committee of the Association for Mineral Exploration B.C., the Society of Economic Geologists and the Mining Exploration Group. I am one of the qualified persons for the purposes of National Instrument 43-101 in reference to this technical report titled “2009 Diamond Drilling Program on the Tay-LP Property” dated April 23, 2010 (the “Report”).

4. I worked on the Tay-LP property, which is the subject of the Report, between the 19th of August the 15th of September, 2003.

5. I co-authored the Report with James G. Moors, P.Geo., an officer of Canarc Resource Corp.  I wrote parts of the text of the Report and edited and supervised the preparation of the complete Report.

6. I am not aware of any material fact or material change from the information in this Report that would make the Report misleading. As of the date of the certificate, to the best of the qualified person’s knowledge, information and belief, the technical information that is required to be disclosed to make the Report not misleading has been disclosed.

7. I consent to the use of this Report for the purpose of a private or public financing.

8. I am independent of the issuer applying all tests set out in Section 1.4 of NI 43-101.  Other than as set out herein, I have no prior involvement with the property that is the subject of the Report.

9. I have read NI 43-101 and have prepared this Report to comply with the Instrument and Form 43-101F.

Signed:

David St. Clair Dunn, P.Geo.

March 30,201

I, James G. Moors do hereby by certify that:

1.

I am currently employed as Vice President, Exploration by:

Canarc Resource Corp.

Suite 301-700 West Pender Street

Vancouver, BC

V6C 1G8

2.

I graduated with a B.Sc. Hons degree in Earth Science from the University of Waterloo in 1989.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (No. 25807)

4.

I am President-Elect of the Canadian Council of Professional Geoscientists.

5.

I have practiced my profession continuously for over 20 years and have examined and reported on numerous precious metal deposits throughout the world including northern Mexico.

6.

I have read the definition of a “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “qualified person” for the purposes of NI 43-101.

7.

I am co-Author of this technical report titled “2009 Diamond Drilling Program on the Tay-LP Property” dated April 23, 2010. I designed the exploration program and oversaw all aspects of its execution.  I have visited the property on two occasions since September 2009, and since that time have spent an accumulative 5 days on site locating drill sites, examining drill-core, and directing exploration protocols.  I have had no involvement with the property prior to these occasions.

8.

As of the date of this certificate, to the best of the writer’s knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am not independent of Canarc Resource Corp. as defined by National Instrument 43-101 as I am an officer and insider of that corporation.

10.

I have read National Instrument 43-101 and Form 43-101 F 1, and the technical report has been prepared in compliance with that instrument.

Dated this 30th day of March, 2010.

____________________

James G. Moors, P.Geo.

APPENDIX I

LABORATORY QA/QC DOCUMENTATION

APPENDIX II

LETTER OF CONSENT

David St. Clair Dunn, P.Geo.

Geological Consultant

1154 Marine Drive,

Gibsons, B.C., Canada

V0N 1V1

Ph: 604 886-1367, E-mail: d.dunn@dccnet.com

CONSENT of AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Venture Exchange

I, David St. Clair Dunn,P.Geo. am one of the authors of the report “2009 Diamond Drilling Program on the Tay-LP Property” (the “Technical Report”), dated March 30, 2010 and I do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report and consent to the incorporation of the Technical Report, by reference only, as may be set out in future Annual Information Form’s, 20F SEC documents, Filing Statements or similar or related disclosure documents of Canarc Resource Corp. and Cap-ex Ventures Ltd.  Also, I do hereby consent to the incorporation only of the complete Summary of the Technical Report as set out on page 6 of the Technical Report in these disclosure documents if so required and confirm that it fairly and accurately represents a summary of the information in the Technical Report that supports the disclosure.

Dated as of March 31, 2010.

“David Dunn”

David St. Clair Dunn, P.Geo.

James G. Moors, P.Geo.

1435 Harbour Drive,

Vancouver, B.C., Canada

V5V 5B9

Ph: 778 355 4771

CONSENT of AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Venture Exchange

I, James G. Moors, P.Geo. am one of the authors of the report “2009 Diamond Drilling Program on the Tay-LP Property” (the “Technical Report”), dated March 30, 2010 and I do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report and consent to the incorporation of the Technical Report, by reference only, as may be set out in future Annual Information Form’s, 20F SEC documents, Filing Statements or similar or related disclosure documents of Canarc Resource Corp. and Cap-ex Ventures Ltd.  Also, I do hereby consent to the incorporation only of the complete Summary of the Technical Report as set out on page 6 of the Technical Report in these disclosure documents if so required and confirm that it fairly and accurately represents a summary of the information in the Technical Report that supports the disclosure.

Dated as of March 31, 2010.

“James Moors”

James G. Moors, P.Geo.

APPENDIX III

Estimated Budgets for Recommended Programs

Phase 1A: Airborne Geophysical Survey (VTEM)

Area description
length	width	spacing	lines	length	total km	cost / km		total
16 km	6 km	150m	108	6 km	646	$ 140		$ 90,440

					Contingency (weather)		20%	$ 18,088
					consulting			$ 5,000
					mob			$ 10,000
						airborne total		$ 123,528

Phase 1B: Line Cutting and Ground Geophysics (Max-Min)

Item	persons	mandays	item	rate	days	cost
heli-support		0	2 hrs/day	1200	10	$ 24,000
ground geophysics	3	63	days	1300	20	$ 26,000
Line Cutting	4	83	days	1300	20	$ 26,000
Geologist mapping	1		days	425	30	$ 12,750

		mandays	rate
camp		146	125			$ 18,250
mob demob						$ 5,000
		subtotal				$ 112,000
Management		15%				$ 16,800
total						$ 128,800

Phase 2: Diamond Drilling

Costs estimated from drilling program in 2009, plus additional helicopter costs for access to sites at higher elevations currently without nearby drill-road acess.

Holes	metres	cost/metre	Total
6	1800	$ 280	$ 504,000
3 holes with Cat support, 3 holes helicopter supported